Exhibit 99.1

NEWS RELEASE

YAMANA PROVIDES 2008 AND 2009 OPERATING OUTLOOK; Q4 2007 OPERATIONAL
HIGHLIGHTS

Toronto, Ontario, January 14, 2008 –YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced its operating outlook including production and cost guidance for 2008 and 2009, as well as fourth quarter operational highlights.

2008/2009 OPERATING OUTLOOK
Gold production is expected to total up to 1.3 million gold equivalent ounces (GEO) in 2008 increasing to 1.6 million gold equivalent ounces in 2009 from mines currently in production and mines under construction.  Estimated gold and copper production for 2008 and 2009 is detailed below. Silver production of approximately 10 million ounces for 2008 and 2009 is treated as a gold equivalent.

Gold Production Estimates (oz)	2008E	2009E
Chapada	170-175,000	175-180,000
El Péñon (GEO)	425-435,000	425-435,000
São Francisco	130-140,000	145-155,000
Gualcamayo	85-95,000	240-250,000
Jacobina	135-145,000	180-190,000
San Andrés	75-85,000	90-100,000
Fazenda Brasileiro	85-90,000	95-100,000
Minera Florida (GEO)	65-70,000	125-135,000
São Vicente	5-10,000	55-65,000
Alumbrera	60-65,000	55-60,000
Rossi (GEO)	30-40,000	30-40,000

Total GEO (including silver)	1,265– 1,350,000	1,530 – 1,620,000

Copper (lbs) (Chapada)	155-160,000,000	160-165,000,000

Co-product cash cost per GEO (US$)	$285-295	$290-310
Co-product cash cost per lb (US$)	$0.60-0.65	$0.60-0.65
By-product cash cost per GEO (US$)	$(40) - $0	$40 -$80

Cash costs and gold equivalent ounces were calculated using the following metal prices and exchange rates:

	2008	2009
Gold (US$/oz)	700	700
Silver (US$/oz)	13.00	13.00
Copper (US$/lb)	3.00	3.00
Zinc (US$/tonne)	2,600.00	2,600.00

BRL Real/US$	1.90	1.90
ARS Peso/US$	3.10	3.10
CLP Peso/US$	510.00	550.00

Cash costs reported on a GEO and by-product basis apply zinc and Chapada copper net revenue as a credit to the cost of gold production and as such the by-product GEO cash costs are impacted by realized zinc and copper prices.  Copper from Alumbrera is not included in the by-product cash cost calculation. Further, gold production is expected to increase while copper and zinc production remain constant and as such the impact of the by-product credit is reduced on a per ounce basis with increasing gold production.  Cash costs are also impacted by an expected inflation year over year.  Further, the Company’s comparatively low cash costs are also underpinned by estimated gold only cash costs at Chapada and El Péñon.  Chapada’s gold only cash costs are expected to average in the range of $225 to $250 per ounce for 2008 and approximately $(1,904) per ounce by applying copper as a by-product.  El Péñon gold only cash costs are expected to range from $240 to $275 per ounce for 2008.  These are low cash costs per ounce by current industry standards.

Estimated gold production from advanced projects includes Gualcamayo and São Vicente which are both currently under construction.  Production from Gualcamayo and São Vicente is for partial year 2008 with production expected at Gualcamayo starting in the second half of 2008 and at São Vicente starting in Q4 2008.  Planned production for Gualcamayo is expected to be approximately 200,000 ounces of gold per year from 2009 onward, with the potential to increase to 300,000 ounces of gold per year including QDD Lower West in later years.  In full production, cash costs at Gualcamayo are estimated to average in the range of $270 to $290 per ounce.

Production at Jacobina is expected to increase quarter over quarter in 2008 as the mine ramps up to its planned first phase throughput expansion level.  In the first quarter of 2008, production and costs will be impacted at Jacobina as planned upgrades to the mills will be required in February and March to accommodate the increase in production and longer mine life.  The Company will continue development work and to mine and stockpile ore during this period.  For 2008, cash costs at the mine are estimated to average in the range $290 to $330 per ounce with higher costs in the first half of 2008 due to these expansion activities.

At São Francisco, improvements in mining and ore processing are expected to result in increased production beginning in 2008.  Further, in circuit inventory on the leach pads from the fourth quarter of 2007 is expected to increase production in the first quarter of 2008.  Cash costs at São Francisco are estimated to average in the range of $350 to $390 per ounce for 2008.

Increased production in 2009 at Minera Florida results from the expansion at the mine which is in progress.  Cash costs at Minera Florida are estimated to average in the range of $230 to $270 per GEO for 2008.  Cash costs are expected to be significantly lower in 2009 with the planned expansion.

Cash costs at the Company’s other operations are expected to be on average $350 to $400 per ounce for 2008.

Cash costs are reported on an annual basis but are expected to vary from quarter to quarter. For 2008 the range of cash costs on a co-product basis not including any by-products are expected to be as follows:  Q1 - $325 to $335 per GEO, Q2 - $285 to $295 per GEO, Q3 - $270 to $280 per GEO and Q4 - $265 to $275 per GEO.  The average total cash costs for 2008 are shown in the table above.

Production in 2008 is expected to ramp up progressively quarter over quarter with production in the second half of the year exceeding the first half of the year.

Yamana remains fully financed for its strategic gold growth plan where enhancements, expansions, improvements and development of existing assets are expected to drive production towards the Company’s objective to produce more than 2.2 million ounces of gold in 2012.  The Company has approximately US$300 million in cash and cash equivalents as at December 31, 2007 and US$630 million drawn on the Company’s credit facilities related to the acquisition of Meridian and Northern Orion, for a net debt position of approximately US$330 million. The Company also has approximately US$62 million in investments as at December 31, 2007.  The net debt will be repaid through available funds and cash flow.

Yamana expects capital investments for 2008 to total approximately US$575 million including approximately US$84 million for exploration (US$43 expensed, US$41 capitalized).  Yamana’s dedicated exploration program in 2008 will focus on mine, near-mine and regional exploration activities in Brazil, Chile, Argentina, Mexico, Nicaragua, Peru and Nevada.  Yamana plans approximately 350,000 metres of total drilling on all projects in 2008.  The Company is fully funded in all of its capital and exploration programs. The Company is driven by a corporate philosophy of maximizing cash flow and production.

FOURTH QUARTER OPERATIONAL HIGHLIGHTS
Yamana provides the following operational update for the fourth quarter of 2007.  Total production during the fourth quarter from all mines owned by Yamana was approximately 189,000 ounces of gold, 2.5 million ounces of silver (approximately 235,000 GEO), along with 30.5 million pounds of copper and 835 tonnes of zinc.  For the year-ended December 31, 2007, production totaled approximately 773,000 ounces of gold and 8.6 million ounces of silver (approximately 933,000 GEO) along with 123 million pounds of copper and 3,500 tonnes of zinc.  Additional gold and copper production from Alumbrera is not included in these numbers.

At Chapada, a total of 52,000 tonnes of concentrate was produced and approximately 45,000 tonnes of concentrate was delivered for sale during the quarter.  Concentrate production is expected to increase further and cash costs are expected to decline at Chapada as operations ramp up to full capacity.  Gold production during the fourth quarter was more than 45,000 ounces from Chapada, and copper production totaled approximately 30.5 million pounds.

Production at Jacobina continued to ramp up during the fourth quarter to approximately 18,000 ounces following implementation of additional safety protocols and recommendations of rock mechanics advisers after certain sill pillar failures in historically mined areas which occurred in early 2007 year.  Engineering and construction continued to advance to increase the throughput capacity to 6,500 tonnes per day early in the second quarter of 2008 and to 8,500 tonnes per day by the end of 2008.

During the fourth quarter, gold inventory at São Francisco increased as the Company began to load ore onto the second lifts of the heap leach pads which resulted in an increased heap leach cycle.  The Company anticpated higher production in the fourth quarter, although all of the difference remains in inventory.  A total of approximately 32,800 ounces was loaded onto the pads in ore with recoverable gold of 25,300 ounces and production of approximately 21,200 ounces.  While below the estimate for the fourth quarter, Yamana is expecting recovery in the in circuit gold in early 2008.

At El Peñón, gold production for the fourth quarter was approximately 59,000 ounces, which is consistent with Company estimates.  During the fourth quarter, silver production reached a record quarterly amount of 2.3 million ounces.  Total GEO production of approximately 102,000 ounces exceeded Company estimates.  Also during the fourth quarter, construction of the portal and initial development to the new Bonanza discovery was initiated.

At Minera Florida, gold production was approximately 14,000 ounces and silver production was approximately 137,000 ounces for total GEO of approximately 16,500 ounces.  Start-up of the new flotation cells was as planned with a three percent improvement in gold recovery as expected.  Fourth quarter zinc recovery increased to 70.8% versus 2007 budget expectations of 60.8%.  Regulatory approval was received during the fourth quarter for the 2008 mine and plant expansion programs.

Gold production from other mines was approximately 30,500 ounces during the fourth quarter.

The Company continued its development efforts at Gualcamayo and Sao Vicente in the fourth quarter with production expected to begin in mid-2008 at Gualcamayo and late 2008 for São Vicente.

The Company also continued to advance the C1 Santa Luz feasibility study and to accumulate information for an initial resource estimate at Bonanza and an updated estimate at Al Este at El Peñón.  Further, the Company began expansion plans at San Andrés.

At Jeronimo, considerable metallurgical testing was performed in 2007 with encouraging results.  Flotation in an inert atmosphere has been demonstrated by these tests to be technically feasible and has been determined to be the most promising ore processing technique.  Further test work has been scheduled in the first quarter of 2008 to focus on the most commercially viable downstream process option for the flotation concentrates.  Further test results are expected by the end of the first quarter.

LOOKING AHEAD
Yamana expects to release the update to the Gualcamayo feasibility study for the satellite deposits Amelia Ines and Magdalena by the end of January 2008. The feasibility study for C1 Santa Luz in Brazil is also expected to be released by the end of January 2008, as well as an initial resource estimate at Bonanza and an updated estimate at Al Este in Chile.  The Company is also expecting to release a resource estimate for QDD Lower West at Gualcamayo (which is the third area of mineralization) in February 2008.  A new resource estimate at the Mercedes project in Mexico is anticipated in before the end of March 2008.

FINANCIAL RESULTS
Yamana will release its full fourth quarter financial results after the close of business on March 25, 2008.  A conference call will follow on March 26, 2008.

Qualified Person

Evandro Cintra, P. Geo., Vice President, Technical Services of Yamana Gold Inc., has reviewed and approved the contents of this press release and serves as the "Qualified Person" as defined by National Instrument 43-101.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

Jodi Peake Vice President, Public & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
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FORWARD-LOOKING STATEMENTS:This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and "forward-looking information" under applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.